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                                                                       EXHIBIT 7

                          SUN COAST INDUSTRIES, INC.
                            2700 SOUTH WESTMORELAND
                              DALLAS, TEXAS 75233

                               FEBRUARY 3, 1998

To Our Stockholders:

  We are pleased to inform you that on January 28, 1998, Sun Coast Industries, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Kerr Group, Inc. ("Kerr") and Saffron Acquisition Corp., a wholly owned subsidiary of Kerr (the "Purchaser"), pursuant to which the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"), for a cash price of $10.75 per Share. The Offer is conditioned upon, among other things, the tender of at least a majority of the Shares outstanding on a fully diluted basis. The Merger Agreement provides that following consummation of the Offer, the Purchaser will be merged (the "Merger") with and into the Company and those Shares that are not acquired in the Offer will be converted into the right to receive $10.75 per Share in cash.

  The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the Company and the holders of the Shares, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Stephens Inc., to the effect that the consideration to be received by the holders of the Shares is fair from a financial point of view. A copy of Stephens' written opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review by Stephens in rendering its opinion is attached to the Schedule 14D-9 as Schedule I.

  The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                       James D. Ireland III         Eddie Lesok
                       Chairman                     President and Chief
                                                     Executive Officer